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                                                                 Exhibit 4.5


                             WAIVER AND CONSENT
                             ------------------

                  This WAIVER AND CONSENT (this "Waiver") is executed as of this 3rd day of February 2006, by and among ZOLTEK COMPANIES, INC., a Missouri corporation (the "Company"), and each of OMICRON MASTER TRUST ("Omicron"), SMITHFIELD FIDUCIARY LLC ("Smithfield"), IROQUOIS CAPITAL, L.P. ("Iroquois"), CRANSHIRE CAPITAL, L.P. ("Cranshire"), and MIDSUMMER INVESTMENT LTD. ("Midsummer," and, collectively with Omicron, Smithfield, Iroquois and Cranshire, the "Investors"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Loan and Warrant Agreement referenced below.

                            W I T N E S S E T H:
                            - - - - - - - - - -

                  WHEREAS, the Company and the Investors are parties to that certain Loan and Warrant Agreement, dated as of September 29, 2005 (the "Purchase Agreement"), which contemplates that the Company will issue and sell to the Investors, and the Investors would purchase from the from the Company, up to $50 million aggregate principal amount of Senior Convertible Notes (the "Notes"), along with Warrants to purchase Common Stock of the Company, the in four separate closings, of which the parties have completed the First Closing and the Second Closing; and

                  WHEREAS, Section 2.3 of the Purchase Agreement contemplates that the issuance and sale by the Company of $20 million aggregate principal amount of Notes and accompanying Warrants pursuant to a Third Closing would occur the option of the Company at any time after the later to occur of (i) the day following the date the Registration Statement(s) covering the resale of the Underlying Shares issued in the First Closing and the Second Closing become effective, and (ii) the 120th day following the First Closing Date (the "Third Closing Conditions"); and

                  WHEREAS, the Investors have agreed to waive the Third Closing Conditions as of the date hereof as to the purchase by the Investors of $10 million aggregate principal amount of Notes and accompanying Warrants to be issued at the Third Closing and that the Company would have the option to cause the Investors to purchase the remaining $10 million of Notes contemplated by the Third Closing at such time as the Third Closing Conditions have been satisfied.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Waiver of Third Closing Conditions as to $10 Million
                     ----------------------------------------------------
Principal Amount of Notes. Notwithstanding any provision of Section 2.3 of
-------------------------
the Purchase Agreement to the contrary, subject to the terms and conditions hereof the Investors hereby waive the Third Closing Conditions, and hereby agree to purchase from the Company $10 million aggregate principal amount of Notes and accompanying Warrants in the amounts and designations set forth on Exhibit A hereto (the "Subject Notes"). The provisions of the Purchase
---------
Agreement relating to the


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remaining $10 million aggregate principal amount of Notes contemplated to be issued in the Third Closing pursuant to Section 2.3 of the Agreement shall remain in full force and effect.

                  2. Conversion Price and Closing Documents. The Conversion
                     --------------------------------------
Price for the $10 million aggregate principal amount of the Subject Notes shall be equal to 100% of the arithmetic average of the VWAP of the Company's Common Stock for the 10 Trading Days immediately preceding the date hereof. The Conversion Price for the remaining $10 million aggregate principal amount of the Notes to be issued at the Third Closing shall be equal to 100% of the arithmetic average of the VWAP of the Company's Common Stock for the 10 Trading Days immediately preceding the closing date of the issuance of such additional Notes as specified in Section 2.3(c) of the Purchase Agreement. The various documents and deliveries set forth in
Section 2.8 of the Purchase Agreement shall be delivered with respect to the purchase and sale of the Subject Notes as soon as practicable after the date hereof.

                  3. Use of Proceeds. The Borrower shall use at least
                     ---------------
$50,000 of net proceeds from the sale of the Subject Notes for the payment of fees and expenses incurred by the Company for public relations, including without limitation investor relations.

                  4. Counterparts. This Waiver may be executed in two or
                     ------------
more counterparts and all executed counterparts shall constitute one agreement, binding on all parties hereto as of the date hereof.

                  5. Binding Effect. This Waiver shall be binding on and be
                     --------------
enforceable by and against each party hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns.

                  6. Entire Agreement; Governing Law. All prior negotiations
                     -------------------------------
and agreements between the parties hereto regarding the subject matter hereof are superseded by this Waiver. This Waiver shall be governed and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles. Except as otherwise specifically provided herein, all rights and obligations of the parties pursuant to and under the Purchase Agreement, the Notes and the Registration Rights Agreement shall remain in full force and effect following the date of this Waiver.


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                  IN WITNESS WHEREOF, the parties hereto have caused this
Waiver to be duly executed as of the day and year first above written.


                                       ZOLTEK COMPANIES, INC.



                                         By /s/ Zsolt Rumy
                                            Name: Zsolt Rumy
                                            Title: Chief Executive Officer




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                                       OMICRON MASTER TRUST



                                       By: /s/ Bruce Bernstein
                                           Name: Bruce Bernstein
                                           Title: Managing Partner





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                                       SMITHFIELD FIDUCIARY LLC



                                       By: /s/ Adam J. Chill
                                           Name: Adam J. Chill
                                           Title: Authorized Signatory






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                                       IROQUOIS CAPITAL, L.P.



                                       By: /s/ Joshua Silverman
                                           Name: Joshua Silverman
                                           Title: Partner






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                             CRANSHIRE CAPITAL, L.P.


                               By: Downsview Capital, its General Partner



                               By: /s/ Mitchell P. Kopin
                                   Name: Mitchell P. Kopin
                                   Title: President, Downsview Capital, Inc.




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                          MIDSUMMER INVESTMENT LTD.



                          By: /s/ Scott D. Kaufman
                              Name: Scott D. Kaufman
                              Title: Managing Director of Midsummer Capital,
                                     LLC, acting as investment advisor of
                                     Midsummer Investment Ltd.







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